Rodman & Renshaw, LLC

1251 Avenue of the Americas, 20th Floor
New York, New York 10020

December 17, 2010

VIA EDGAR AND FACSIMILE

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Mailstop 4631

Washington, D.C. 20549

Re:    Sino Clean Energy, Inc.

Registration Statement on Form S-1

Registration File No. 333-167560

Dear Ms. Long:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Act”), Rodman & Renshaw, LLC and Axiom Capital Management, Inc., as underwriters, hereby join Sino Clean Energy, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. (Washington, D.C. time), on December 21, 2010, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that between December 6, 2010 and December 16, 2010, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated December 6, 2010 (the “Preliminary Prospectus”):

To Whom Distributed	Number of Copies

Institutions	400

Individuals	600

Total	1,000

This is to further advise you that Rodman & Renshaw, LLC and Axiom Capital Management, Inc. have complied and will continue to comply with Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

Very truly yours,

Rodman & Renshaw, LLC
Axiom Capital Management, Inc.

By: Rodman & Renshaw, LLC

By:	/s/John Borer
Name: John Borer
Title: Sr. Managing Director